UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                            Reptron Electronics, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    76026W208
                                 (CUSIP Number)

                          Bay Harbour Management, L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                  (212)371-2211
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76026W208

1        Names of Reporting Persons.      Bay Harbour Management, L.C.
         I.R.S. Identification Nos. of above persons (entities only)
         -------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  |_|
         (b)  |_|
----------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
----------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
         |_|
----------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Florida
----------------------------------------------------------------------------
                               7      Sole Voting Power
                                      -----------------------------------------
Number of                      8      Shared Voting Power             750,000
                                      -----------------------------------------
Shares Bene-                   9      Sole Dispositive Power
                                      -----------------------------------------
ficially Owned                 10     Shared Dispositive Power        750,000
                                      -----------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
-------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         |_|
-------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)           14.9%
-------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)                     IA
-------------------------------------------------------------------------------


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


CUSIP No. 76026W208

1        Names of Reporting Persons.      Trophy Hunter Investments, Ltd.
         I.R.S. Identification Nos. of above persons (entities only)
         -------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) |_|
         (b) |_|
----------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         WC
----------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         |_|
----------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Florida
----------------------------------------------------------------------------
                               7      Sole Voting Power
                                      --------------------------------------
Number of                      8      Shared Voting Power            750,000
                                      --------------------------------------
Shares Bene-                   9      Sole Dispositive Power
                                      --------------------------------------
ficially Owned                 10     Shared Dispositive Power       750,000
                                      --------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person  750,000
----------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         |_|
----------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)           14.9%
----------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)                     PN
----------------------------------------------------------------------------

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



Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Reptron Electronics, Inc., a Florida corporation (the "Issuer"). The address of the executive offices of the Issuer is 13700 Reptron Boulevard, Tampa, Florida, 33626.

Item 2.  Identity and Background

         (a-f) This Schedule 13D is being filed by Bay Harbour Management L.C. ("Bay Harbour") and Trophy Hunter Investments, Ltd. ("Trophy Hunter" and together with Bay Harbour, the "Reporting Persons"). The General Partner of Trophy Hunter is Bay Harbour Holdings, LLC, a Delaware limited liability company ("BHH"). The directors, executive officers and control persons of the Reporting Persons and BHH are Steven A. Van Dyke, Douglas P. Teitelbaum, and John D. Stout.

         Steven A. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Managing Principal of Bay Harbour. Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of Bay Harbour. John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of Bay Harbour. BHH has its principal office at 885 Third Avenue, New York, NY 10022.

         Bay Harbour is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, New York, NY 10022.

         Trophy Hunter is a Florida limited partnership with a business address of 885 Third Avenue, New York, NY 10022.

         During the past five years, neither of the Reporting Persons (nor any of BHH or Messrs. Van Dyke, Teitelbaum or Stout) have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of the $450,000 used to purchase the Common Stock on December 19, 2006 was the working capital of Trophy Hunter.

Item 4.  Purpose of Transaction

         Bay Harbour has purchased, on behalf of Trophy Hunter, the Common Stock reported by them for investment for Trophy Hunter and the Reporting Persons share investment power and voting power with respect to the Common Stock reported by them. The Reporting Persons acquired the Common Stock because Bay Harbour considered the Common Stock to be an attractive investment opportunity. Bay Harbour may cause Trophy Hunter, or other investment entities which it advises or manages, to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by Trophy Hunter or other investment entities at any time.

         Bay Harbour intends continuously to review its investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Bay Harbour may cause the sale of all or part of the Shares held by Trophy Hunter, or may cause the purchase of additional Shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior

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

notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

         The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 750,000 shares of Common Stock (the "Shares"). The Reporting Persons share voting and dispositive power over such holdings. As of December 29, 2006, the Shares represented 14.9% of the approximate total 5,020,000 shares of Common Stock outstanding as previously reported by the Issuer.

         (b) The Reporting Persons share voting and dispositive power over the 750,000 shares of Common Stock held directly by Trophy Hunter.

         (c) On December 19, 2006, Bay Harbour, on behalf of Trophy Hunter, acquired 750,000 shares of Common Stock in the OTC market at a price of $0.60 per share.

         (d) Other than Trophy Hunter, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

         By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Bay Harbour expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by Trophy Hunter and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that Bay Harbour is a beneficial owner of any such shares.

Item 7.  Material to be Filed as Exhibits

         1. Joint Filing Agreement


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





                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.




Date: December 29, 2006                    Bay Harbour Management, L.C.


                                           /s/    Kurt Cellar
                                           Name:  Kurt Cellar
                                           Title: Partner







                                            Trophy Hunter Investments, Ltd.


                                            /s/    Kurt Cellar
                                            Name:  Kurt Cellar
                                            Title: Member of the General Partner


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


                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         Bay Harbour Management L.C. and Trophy Hunter Investments, Ltd. in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.




Dated: December 29, 2006




                                           Bay Harbour Management, L.C.


                                           /s/    Kurt Cellar
                                           Name:  Kurt Cellar
                                           Title: Partner






                                            Trophy Hunter Investments, Ltd.


                                            /s/    Kurt Cellar
                                            Name:  Kurt Cellar
                                            Title: Member of the General Partner